Exhibit 99.1

ASX Release:	MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485
ASX: MKB

MARKET UPDATE	T: +61 2 9299 9690
F: +61 2 9299 9629
Suite 4 Level 9
MOKO to launch new social media college App Speakiesy	341 George Street
Sydney, NSW 2000 Australia

MOKOsocialmedia.com contact@MOKO.mobi

SYDNEY, September 19, 2014 – MOKO Social Media Limited (NASDAQ:MOKO, ASX:MKB) will launch a new, targeted US social media college App called “Speakiesy” in December 2014.

Speakiesy is highly synergistic with REC*IT. Its origins derive from earlier REC*IT research during which MOKO identified strong desire by students for a dedicated closed network social App only available for students on their specific campus. There is also the desire to have such an App completely segregated from Facebook.

It will be a simple App that combines features and functionality common in social media like Twitter, Instagram and a Facebook feed – all in an App that can only be accessed if you log in via a university-specific email address. Therefore only those who attend a particular university and have a .edu email address can join. The service will be exclusive.

The App is highly synergistic with REC*IT. It will be marketed initially across all the 850-plus campuses that MOKO already reaches via REC*IT, however it will also be ultimately rolled out to many more colleges over the next 12 months.

“Based on the student feedback, our product team began to think about how we might create a social App that is a kind of hybrid news-feed, photo sharing and short-form blog posting service,” said Ian Rodwell, CEO of MOKO.

MOKO technicians are developing the platform for Speakiesy and the US-based team is preparing the marketing plan for the rollout. Speakiesy will be ready for delivery to the App stores in early December.

ENDS.

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information. MOKO will launch Speakiesy in December 2014. Speakiesy will be a new college social media App exclusive to each campus.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.